SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of JANUARY, 2008

Commission File no. 000-16008

DIAMANT ART CORPORATION

f/k/a ART INTERNATIONAL CORPORATION
(Name of registrant)

5-7100 Warden Ave., Markham, Ontario, CANADA L3R 8B5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    X      Form 40-F ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes____     No   X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes____     No   X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes____     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________

Unregistered Sales of Equity Securities.

On January 3, 2008, Diamant Art Corporation f/k/a ART International Corporation (the "Company") sold 16,600,000 RESTRICTED shares of its Class C Common Stock. As consideration for the sale of these shares, the Company received a total of $ 83,000.00 consisting of $ 83,000.00 in cash. The proceeds are for the corporation's normal cash flow needs, audit and day to day expenses.

The Company's sale of the subject restricted shares is exempt from registration in reliance upon the provisions of Regulation S under the Securities Act of 1933, as amended. Each purchaser of the shares of the Company's Class C Common Stock has represented, among other things, that he is not a "U.S. Person" and that the offer and sale of the subject shares was affected through an "Offshore Transaction," all as such terms are defined under Regulation S.

The 16,600,000 issued RESTRICTED shares, under the provisions Regulation S under the Securities Act of 1933, as amended, of the Company's Class C Common Stock which have been sold have a conversion right whereby, at the election of the holder thereof, each share of the Company's Class C Common Stock can be converted into 100 shares of the Company's common stock carrying the same restrictions and provisions of Regulation S under the securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMANT ART CORPORATION
f/k/a ART INTERNATIONAL CORPORATION

Date: January 8,2007	By /s/ Michel van Herreweghe
Michel van Herreweghe,
Chairman